UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FiscalNote Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

337655 104

(CUSIP Number)

c/o FiscalNote Holdings, Inc.

1201 Pennsylvania Avenue NW, 6th Floor,

Washington, D.C. 20004

(202) 793-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Keith Nilsson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,511,145(1)
	8.	SHARED VOTING POWER —
	9.	SOLE DISPOSITIVE POWER 11,511,145(1)
	10.	SHARED DISPOSITIVE POWER —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,511,145(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.56%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Reflects (i) 490,702 shares held directly by Mr. Nilsson; (ii) 6,345,702 shares beneficially owned by Visionnaire Ventures Fund I, LP (“Visionnaire”); (iii) 2,123,156 shares beneficially owned by Xplorer Capital Fund III L.P. (“Xplorer”); (iv) 2,250,000 shares beneficially owned by XC FiscalNote-B, LLC (“XC-B”); and (vi) 301,585 shares beneficially owned by Xplorer Capital Fund III GP, LLC (“Capital”). Mr. Nilsson is managing partner of Visionnaire and may be deemed to have voting and dispositive power over the shares held by Visionnaire. Mr. Nilsson is managing partner of Xplorer and Capital and may be deemed to have voting and dispositive power over the shares held by Xplorer and Capital. Mr. Nilsson is managing director of XC-B and may be deemed to have voting and dispositive power over the shares.

(2)	Based on 120,377,903 shares of Class A Common Stock outstanding as of August 1, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2023.

1.	NAMES OF REPORTING PERSONS Visionnaire Ventures Fund I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,345,702
	8.	SHARED VOTING POWER —
	9.	SOLE DISPOSITIVE POWER 6,345,702
	10.	SHARED DISPOSITIVE POWER —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,345,702
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.27%(1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Based on 120,377,903 shares of Class A Common Stock outstanding as of August 1, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2023.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed to amend the statement on Schedule 13D filed by Keith Nilsson and Visionnaire Ventures Fund I, LP (together, the “Reporting Persons” and each a “Reporting Person”) on August 8, 2022 (the “Prior Statement”) and relates to shares of Class A Common Stock, par value $0.0001 (“Common Stock”), of FiscalNote Holdings, Inc. (f/k/a Duddell Street Acquisition Corp.), a Delaware corporation (the “Issuer”).

This Amendment No. 1 amends and restates Item 5. The Prior Statement is hereby amended and supplemented as detailed below, and, except as amended and supplemented hereby, the Prior Statement remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Prior Statement.

Item 5. Interest in Securities of the Issuer.

(a) See responses to Items 11 and 13 on the cover page.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

(c) The Reporting Persons have not, to the best of their knowledge, engaged in any transaction with respect to the Class A Common Stock of the Issuer during the sixty days prior to the date of filing this Amendment No. 1, except as set forth in this Schedule 13D including the following:

Date	Covered Person		Type of Transaction	Number of Shares	Price per Share
08/31/2023	Keith Nilsson	(1)	Sale	6,579	$2.1435
08/30/2023	Keith Nilsson	(2)	Pro Rata Distribution	2,622,660	$0
08/30/2023	Keith Nilsson	(3)	Pro Rata Distribution	403,486	$0

(1)

Shares were sold XC FiscalNote-A, LLC (“XC-A”). Mr. Nilsson is the manager director of XC-A and may deemed to have voting and dispositive power over shares held by XC-A. Following this sale, XC-A no longer beneficially owns any shares of Common Stock.

(2)	Shares were distributed by XC-A to its members on a pro rata basis for no consideration.
(3)	Mr. Nilsson is a member of XC-A and received these shares pursuant to the pro rata distribution made by XC-A, as described in footnote (2) above.

(d) Except as described in Item 3, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A Common Stock of the Issuer beneficially owned by the Reporting Persons as reported in this Schedule 13D.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 7, 2023

By:	/s/ Keith Nilsson
Name: Keith Nilsson

Visionnaire Ventures Fund I, LP

By:	/s/ Keith Nilsson
Name: Keith Nilsson
Title: Authorized Signatory